January 25, 2017

Via EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Office of Healthcare and Insurance

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Abeona Therapeutics Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed March 30, 2016 File No. 001-15771

Dear Mr. Rosenberg:

This letter is being furnished in response to discussions with the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the letter dated December 20, 2016 (the “Comment Letter”) from you to Stephen B. Thompson, Vice President Finance of Abeona Therapeutics Inc., a Delaware corporation (the “Company”), with respect to a comment from the Staff regarding the financial statements and related disclosures of the Company in its Form 10-K for the fiscal year ended December 31, 2015, File No. 001-15771 filed on March 30, 2016; its Forms 10-Q for the quarterly periods ended March 31, 2016, File No. 001-15771, filed on May 16, 2016; June 30, 2016, File No. 001-15771, filed on August 15, 2016; and September 30, 2016, File No. 001-15771, filed on November 14, 2016. This letter is a refinement of the Company’s response letter dated January 4, 2017 to the Comment Letter.

The Company attaches as Exhibit A the intended disclosure of Item 9A. Controls and Procedures to its Form 10-K for the fiscal year ended December 31, 2015 and represents that such evaluations and conclusions were in effect as of December 31, 2015. The Company attaches as Exhibit B the intended disclosure of Item 4. Controls and Procedures to its Form 10-Qs for the quarterly periods ended March 31, June 30, and September 30, 2016 and represents that such evaluations and conclusions were in effect as of March 31, June 30 and September 30, 2016, respectively, including its evaluation and conclusion that its Internal Control Over Financial Reporting was effective as of each of March 31, June 30 and September 30, 2016, respectively.

The Company regularly assesses its Disclosure Controls and Procedures and Internal Control Over Financial Reporting and will continue to monitor such controls and procedures. The Company will include in its future filings on Form 10-K its disclosure of its evaluations and conclusions, in a manner substantially similar to the disclosure included on Exhibit A herewith, and will include in its future filings on the applicable Form 10-Q its disclosure of its evaluation and conclusions, in a manner substantially similar to the disclosure included on Exhibit B included herewith.

If you have questions or additional comments regarding any of the information set forth in this letter, please call me at (214) 665-9495.

Sincerely,

/s/ Stephen B. Thompson

Stephen B. Thompson, Vice President Finance

Cc:	Ibolya Ignat, Staff Accountant, Securities and Exchange Commission

Franklin Wyman, Staff Accountant, Securities and Exchange Commission

John J. Concannon III, Morgan, Lewis & Bockius LLP

Exhibit A

Form 10-K For the Fiscal Year Ended December 31, 2015

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management and consultants, including the Executive Chairman (our principal executive officer) and Vice President Finance (our principal accounting officer), we have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (“Disclosure Controls and Procedures”), as such term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), as of December 31, 2015.

Conclusion of Evaluation—Based on this Disclosure Controls and Procedures evaluation, the Executive Chairman and Chief Accounting Officer concluded that our Disclosure Controls and Procedures as of December 31, 2015 were effective.

Disclosure Controls and Procedures are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls and Procedures are also designed to provide reasonable assurance that such information is accumulated and communicated to our management, including our Executive Chairman and Chief Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

The evaluation of our Disclosure Controls and Procedures included a review of the controls’ objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in this Form 10-K.

Evaluation of Internal Control Over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting - Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles in the United States. Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal accounting officer, conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria in Internal Control — Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) for the year ended December 31, 2015.

During the course of our evaluation of our internal control over financial reporting, we advised the Audit Committee of our Board of Directors that we identified no material weakness as defined under standards established by the Public Company Accounting Oversight Board (United States). A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Based on its evaluation, management has concluded that, as of December 31, 2015, our internal control over financial reporting was effective based on the criteria established in Internal Control-Integrated Framework issued by COSO.

Report of the Independent Registered Public Accounting Firm - This Annual Report on Form 10-K does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report is not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit smaller reporting companies like us to provide only management’s report in this Annual Report on Form 10-K.

Changes In Internal Control Over Financial Reporting - There were no changes in our internal control over financial reporting during the fourth quarter of 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Exhibit B

Form 10-Q for the Quarterly Period Ended March 31, 2016

ITEM 4.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management and consultants, including the Executive Chairman (our principal executive officer) and Vice President Finance (our principal accounting officer), we have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (“Disclosure Controls and Procedures”), as such term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), as of March 31, 2016.

Conclusion of Evaluation—Based on this Disclosure Controls and Procedures evaluation, the Executive Chairman and Chief Accounting Officer concluded that our Disclosure Controls and Procedures as of March 31, 2016 were effective.

Changes In Internal Control Over Financial Reporting - There were no changes in our internal control over financial reporting that occurred during the quarter ended March 31, 2016 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

***

Form 10-Q for the Quarterly Period Ended June 30, 2016

ITEM 4.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management and consultants, including the Executive Chairman (our principal executive officer) and Vice President Finance (our principal accounting officer), we have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (“Disclosure Controls and Procedures”), as such term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), as of June 30, 2016.

Conclusion of Evaluation—Based on this Disclosure Controls and Procedures evaluation, the Executive Chairman and Chief Accounting Officer concluded that our Disclosure Controls and Procedures as of June 30, 2016 were effective.

Changes In Internal Control Over Financial Reporting - There were no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2016 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

***

Form 10-Q for the Quarterly Period Ended September 30, 2016

ITEM 4.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management and consultants, including the Executive Chairman (our principal executive officer) and Vice President Finance (our principal accounting officer), we have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (“Disclosure Controls and Procedures”), as such term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), as of September 30, 2016.

Conclusion of Evaluation—Based on this Disclosure Controls and Procedures evaluation, the Executive Chairman and Chief Accounting Officer concluded that our Disclosure Controls and Procedures as of September 30, 2016 were effective.

Changes In Internal Control Over Financial Reporting - There were no changes in our internal control over financial reporting that occurred during the quarter ended September 30, 2016 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.